Roboligent, Inc.



ANNUAL REPORT

15500 Scarlet St

Austin, TX 78728

(512) 577-2961

https://roboligent.com/

This Annual Report is dated June 2, 2023.

BUSINESS

Roboligent develops medical robots for physical rehabilitation, with Optimo as its flagship product offering personalized and intensive therapy for stroke patients. Collaborating with top-tier hospitals, Roboligent aims to provide a cost-efficient alternative to traditional therapy while meeting the highest standards of quality and effectiveness.

Previous Offerings

Name: SAFE Security
Final amount sold: $500,000
Use of proceeds: The money was used for developing prototypes
Date: April 27, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $354,778.20
Number of Securities Sold: 112,628
Use of proceeds: The money was used for developing prototypes

Date: November 29, 2021
Offering exemption relied upon: Regulation Crowdfunding

Name: Common Stock
Type of security sold: Equity
Final amount sold: $24,999.42
Number of Securities Sold: 22,522
Use of proceeds: The money was used for hiring interns
Date: October 27, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $20,000.00
Number of Securities Sold: 20,000
Use of proceeds: The money was used for developing prototypes
Date: September 11, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000.58
Number of Securities Sold: 11,224
Use of proceeds: The money was used for developing prototypes
Date: January 22, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $9,999.60
Number of Securities Sold: 12,820
Use of proceeds: The money was used for developing prototypes
Date: January 10, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $20,000.06
Number of Securities Sold: 29,762
Use of proceeds: The money was used for developing prototypes
Date: December 06, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000.07
Number of Securities Sold: 19,724
Use of proceeds: The money was used for developing prototypes

Date: September 11, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $20,000.14
Number of Securities Sold: 39,448
Use of proceeds: The money was used for developing prototypes
Date: September 11, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $17,651.37
Number of Securities Sold: 50,577
Use of proceeds: The money was used for developing prototypes
Date: March 06, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $15,001.20
Number of Securities Sold: 55,560
Use of proceeds: The money was used for developing prototypes
Date: February 28, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $13,300.04
Number of Securities Sold: 38,109
Use of proceeds: The money was used for developing prototypes
Date: February 25, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $26,549.83
Number of Securities Sold: 76,074
Use of proceeds: The money was used for developing prototypes
Date: February 15, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $26,551.92
Number of Securities Sold: 76,080
Use of proceeds: The money was used for developing prototypes

Date: February 14, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $19,999.98
Number of Securities Sold: 74,074
Use of proceeds: The money was used for developing prototypes
Date: November 09, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $26,560.00
Number of Securities Sold: 106,240
Use of proceeds: The money was used for developing prototypes
Date: October 04, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,500.00
Number of Securities Sold: 42,000
Use of proceeds: The money was used for developing prototypes
Date: July 12, 2018
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:
Roboligent has been ready to enter the commercial market.The operating budget has been mostly funded by venture capital (SAFE) funds in 2022.
With four or five employees, the major portion of financial resources was allocated for salaries and material purchases, legal expenses for patent filing, and general operating expenses including office rental. In 2022, the total operating expenses were $427,314, while in 2021, they were $521,876. These expenses were incurred due to our conservative operations, which involved moderate or low employee compensation. Due to the nature of being a robot manufacturer, a large portion of our expenses is required for building robots and purchasing

equipment and tools.

Historical results and cash flows:
After being selected for the NSF SBIR program, we developed a patented force-control actuator and subsequently a 7 degree-of-freedom force-control robot arm, which led to the creation of our commercial Rehab robot version. Currently, we are preparing to collaborate with a top-tier hospital for usability testing before commercialization, and we have already seen exciting outcomes when applied to actual patients.
We anticipate the historical results of operating expenses will be representative of that in the future with proportional scales. The company is projected to build two or more robots for sales and internal testing which will cost around $300,000~$400,000 for purchasing materials and usability test.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $232,812.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: TD Auto Finance
Amount Owed: $16,581.04
Interest Rate: 4.34%
Maturity Date: August 12, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Bongsu Kim
Bongsu Kim's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chair of Board
Dates of Service: May, 2016 - Present
Responsibilities: Responsible for running board meetings. The compensation information is included in the section of the CEO position.
Position: Chief Executive Officer
Dates of Service: May, 2016 - Present
Responsibilities: responsible for decision-making, day-to-day execution, and strategic planning.

Name: Seonhwa Shin
Seonhwa Shin's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Operating Officer
Dates of Service: May, 2016 - Present
Responsibilities: Responsible for the day-to-day operation and sales/marketing management.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Bongsu Kim
Amount and nature of Beneficial ownership: 4,800,000
Percent of class: 52%

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

The amount of security authorized is 15,000,000 with a total of 9,138,402 outstanding.
Voting Rights
One vote per share.
Material Rights

Voting Rights of Securities Sold in this Offering
Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
The total amount outstanding includes 947,741 of shares to be issued pursuant to stock options, reserved but unissued. The total amount outstanding also includes 107,259 of shares to be issued pursuant to stock options issued.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company, Roboligent, Inc., (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products including force-control actuators, force-control manipulators, Optimo Regen, and Optimo Dex, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the robotics industry or go public on an established stock exchange. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to 3,500,000 US dollars in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current products including force-control actuators, force-control manipulators, Optimo Regen, and Optimo Dex are variants of one type of product scheme, providing robotic hardware platforms for human-robot interactive and AI-enabled automation. Our revenues are therefore dependent upon the market for robot hardware, logistics automation, and robotic rehabilitation. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product for AI-enabled pick-and-delivery automation or that the product for warehouse automation may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We have manufactured a beta product for Optimo Regen, the mobile manipulators for rehabilitation, and a prototype product for Optimo Dex, the autonomous mobile manipulator robot that is in the development stage for autonomous pick-and-deliver automation. Delays or cost overruns in the development of our autonomous mobile manipulator for pick-and-deliver automation and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products, force-control actuators, manipulators, and Optimo Regen, will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products, Optimo Dex, will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have robot products on the market and/or various respective product development programs including various robotics companies. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and small revenue. If you are investing in this company, it's because you think that our robotic systems are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns five pending patents for the core technology of our robotic systems, two Internet domain names, and several trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell one of our products, Optimo Regen, is dependent on the outside government regulation from the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of the product especially in the US may no longer be in the best interest of the Company. At such point the Company may no longer want to sell the product in the US market and therefore the revenue from the product may be affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 2, 2023.

Roboligent, Inc.

By /s/ *Bongsu Kim*

      Name: Roboligent, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Roboligent, Inc.

Balance Sheet Comparison

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Cash	0.00	0.00
Cash - Exchange	0.00	0.00
TOTAL BUS CHK (7100)	77,972.50	32,013.87
TOTAL BUS CHK (8589)	154,833.71	28,095.73
Total Bank Accounts	**$232,806.21**	**$60,109.60**
Accounts Receivable		
Accounts Receivable (A/R)	0.00	0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
Inventory	160,593.91	130,998.00
Uncategorized Asset	0.00	0.00
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$160,593.91**	**$130,998.00**
Total Current Assets	**$393,400.12**	**$191,107.60**
Fixed Assets		
Accumulated Depreciation	-24,390.00	-19,801.00
Intangible Assets	18,375.00	18,375.00
Leasehold Improvements	9,890.00	9,890.00
Property and Equip	16,227.00	16,227.00
Vehicles	21,315.40	0.00
Total Fixed Assets	**$41,417.40**	**$24,691.00**
Other Assets		
Other Assets	2,400.00	2,400.00
Total Other Assets	**$2,400.00**	**$2,400.00**
TOTAL ASSETS	**$437,217.52**	**$218,198.60**

	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Business Credit Card	2,679.72	0.00
Business Credit Card_Bongsu	3,169.28	0.00
Total Credit Cards	**$5,849.00**	**$0.00**
Other Current Liabilities		
Accrued Revenue	0.00	0.00
AP	0.00	0.00
Loan Payable	0.00	0.00
LTD - Current	0.00	0.00
Other Liab - Current	11,452.00	16,180.00
Payroll Liabilities	5,207.85	5,860.00
Short term Loan Payable	0.00	0.00
Total Other Current Liabilities	**$16,659.85**	**$22,040.00**
Total Current Liabilities	**$22,508.85**	**$22,040.00**
Long-Term Liabilities		
LTD	0.00	0.00
TD Auto Finance	16,581.04	0.00
Total Long-Term Liabilities	**$16,581.04**	**$0.00**
Total Liabilities	**$39,089.89**	**$22,040.00**
Equity		
APIC	758,785.72	445,427.00
Capital Investment	0.00	230,535.80
Common Stock	8,083.95	7,825.00
Exchange - Temp	0.00	0.00
Opening Balance Equity	0.00	0.00
Retained Earnings	-487,629.20	-326,889.00
SAFE	500,000.00	0.00
Net Income	-381,112.84	-160,740.20
Total Equity	**$398,127.63**	**$196,158.60**
TOTAL LIABILITIES AND EQUITY	**$437,217.52**	**$218,198.60**

Profit and Loss

	Total
INCOME	
Government Grants	50,000.00
Services	790.87
Total Income	**50,790.87**
GROSS PROFIT	**50,790.87**
EXPENSES	
Advertising & Marketing	6,519.73
Bank Charges & Fees	463.91
Car & Truck	1,383.26
Insurance	27,900.16
Legal & Professional Fees	24,428.00
Professional Fees	9,000.00
Total Legal & Professional Fees	**33,428.00**
Meals & Entertainment	5,405.11
Office Supplies & Software	10,407.43
Other Business Expenses	1,531.74
Payroll Expenses	271,387.74
Regulations for commercialization	5,844.45
Rent & Lease	28,800.00
Shipping, Freight & Delivery	402.46
Supplies & Materials	722.71
Taxes & Licenses	0.00
Duty	1,504.05
Payroll Taxes	21,700.55
State Taxes	332.09
Total Taxes & Licenses	**23,536.69**
Travel	7,604.02
Utilities	1,977.30
Total Expenses	**427,314.71**
NET OPERATING INCOME	**-376,523.84**
OTHER EXPENSES	
Depreciation	4,589.00
Total Other Expenses	**4,589.00**
NET OTHER INCOME	**-4,589.00**
NET INCOME	**$ -381,112.84**

Roboligent, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Government Grants	240,000.00
Sales of Product Income	0.00
Services	71,106.49
Total Income	**$311,106.49**
GROSS PROFIT	**$311,106.49**
Expenses	
Advertising & Marketing	27,302.38
Bank Charges & Fees	368.68
Insurance	31,839.16
Interest Paid	50.00
Legal & Professional Fees	66,751.31
Meals & Entertainment	3,982.51
Office Supplies & Software	10,915.60
Other Business Expenses	7,096.56
Payroll Expenses	287,537.60
Rent & Lease	26,690.00
Shipping, Freight & Delivery	2,805.35
Supplies & Materials(COGS)	32,793.58
Taxes & Licenses	0.00
Licenses	15.41
Other Taxes	813.66
Payroll Taxes	21,067.22
PPT - County	302.45
State Taxes	377.63
Total Taxes & Licenses	**22,576.37**
Utilities	1,167.59
Total Expenses	**$521,876.69**
NET OPERATING INCOME	**$ -210,770.20**
Other Income	
Miscellaneous Income	10.00
PPP	53,757.00
Total Other Income	**$53,767.00**
Other Expenses	
Depreciation	3,737.00
Total Other Expenses	**$3,737.00**
NET OTHER INCOME	**$50,030.00**
NET INCOME	**$ -160,740.20**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-381,112.84
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Inventory	-29,595.91
Accumulated Depreciation	4,589.00
Business Credit Card	2,679.72
Business Credit Card_Bongsu	3,169.28
Loan Payable	0.00
Other Liab - Current	-4,728.00
Payroll Liabilities	-652.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-24,538.06**
Net cash provided by operating activities	**-405,650.90**
INVESTING ACTIVITIES	
Vehicles	-21,315.40
Net cash provided by investing activities	**-21,315.40**
FINANCING ACTIVITIES	
TD Auto Finance	16,581.04
APIC	29,855.00
Capital Investment	53,081.87
Common Stock	145.00
Opening Balance Equity	0.00
SAFE	500,000.00
Net cash provided by financing activities	**599,662.91**
NET CASH INCREASE FOR PERIOD	**172,696.61**
Cash at beginning of period	60,109.60
CASH AT END OF PERIOD	**$232,806.21**

Roboligent, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-160,740.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Inventory	-6,782.00
Accumulated Depreciation	19,801.00
Accrued Revenue	-10,000.00
AP	-19,266.00
Loan Payable	0.00
Other Liab - Current	16,180.00
Payroll Liabilities	5,860.00
Short term Loan Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**5,793.00**
Net cash provided by operating activities	**$ -154,947.20**
INVESTING ACTIVITIES	
Intangible Assets	-3,675.00
Leasehold Improvements	-9,890.00
Property and Equip	-6,099.00
Other Assets	-750.00
Net cash provided by investing activities	**$ -20,414.00**
FINANCING ACTIVITIES	
LTD	-71,233.00
Capital Investment	230,535.80
Net cash provided by financing activities	**$159,302.80**
NET CASH INCREASE FOR PERIOD	**$ -16,058.40**
Cash at beginning of period	76,168.00
CASH AT END OF PERIOD	**$60,109.60**

		Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholder's Equity
		Shares	Amount			
Balance, Decmber 31, 2020		7,825,774	7,825	445,427	(326,889)	126,363
Issuance of stock		-	-	-		
Contributed Capital					230,536	230,536
Net income (loss)		-	-	-	(160,740)	(160,740)
	31-Dec-21	7,825,774	$ 7,825	$ 445,427	$ (257,093)	$ 196,159
Issuance of stock		258,948	259	313,359		313,618
Contributed Capital					500,000	500,000
Retained earnings					(487,629)	(487,629)
Net income (loss)		-	-	-	(381,112)	(381,112)
	31-Dec-22	-	-	-		
		8,084,722	$ 8,084	$ 758,786	$ (368,741)	$ 398,129

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Roboligent, Inc. was formed on May 3rd in 2016 ("Inception") in the State of TX. The financial statements of Roboligent, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, TX.

Roboligent, Inc. develops medical robots for physical rehabilitation, with Optimo as its flagship product offering personalized and intensive therapy for stroke patients. Collaborating with top-tier hospitals, Roboligent aims to provide a cost-efficient alternative to traditional therapy while meeting the highest standards of quality and effectiveness.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling Optimo to a hospital or a robot arm to an automation solution company when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation (N/A)

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and TX state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
We purchased our company car to carry Optimo robot.
Creditor: TD Auto Finance
Amount Owed: $16,581.04
Interest Rate: 4.34%
Maturity Date: August 12, 2027

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,000,000 shares of our common stock with par value of $0.001. As of April 30th 2023 the company has currently issued 8,191,981shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Bongsu Kim, the CEO of Roboligent, Inc., hereby certify that the financial statements of Roboligent, Inc. and notes thereto for the periods ending 2022 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Roboligent has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 30th, 2022.



_____ (Signature)

_____CEO_____ (Title)

_____04/30/2022_____ (Date)

CERTIFICATION

I, Bongsu Kim, Principal Executive Officer of Roboligent, Inc., hereby certify that the financial statements of Roboligent, Inc. included in this Report are true and complete in all material respects.

Bongsu Kim

CEO